SECUR 06008235 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED MAR 0 2 2006 WASH. D.C. 185 SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLOCK-KELLY COMPANY

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 NORTH BROAD STREET
(No. and Street)

MONROE GEORGIA 30655
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EUGENE KELLY, JR. (404) 267-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES A. ROLAND, CPA, LLC
(Name – *if individual, state last, first, middle name*)

1201 PEACHTREE ST., N.E., SUITE 200 ATLANTA, GEORGIA 30361
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EUGENE KELLY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOCK-KELLY COMPANY, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugene Kelly, Jr.
Signature

President
Title

Carolyn F. Hodge
Notary Public MY COMM. EXPIRES 3/6/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES A. ROLAND, CPA, LLC

SUITE 200, 1201 PEACHTREE STREET NE
ATLANTA, GEORGIA 30361
404 892-0400 FAX 678 567-0879

January 30, 2006

Board of Directors
Block-Kelly Company
Monroe, Georgia

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Block-Kelly Company as of December 31, 2005 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Block-Kelly Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James A. Roland, CPA, LLC

JAMES A. ROLAND, CPA, LLC
Certified Public Accountant

BLOCK-KELLY COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 36,257	$	$ 36,257
Cash segregated in compliance with federal and other regulations	21,838		21,838
Receivables from brokers or dealers and clearing organizations:			
Omnibus accounts:			
Includible in "Formula for Reserve Requirements"	156,449		156,449
Securities owned, at market value:			
Certificates of deposit (Note 2)	248,500		248,500
Property, furniture, equipment at cost, less accumulated depreciation of $17,432 (Note 1)			
OTHER ASSETS:			
Interest receceivable	75		75
Miscellaneous		1,500	1,500
TOTAL ASSETS	$463,119	$1,500	$464,619

The accompanying notes are an integral part of this statement.

LIABILITIES AND STOCKHOLDER'S EQUITY

	Liabilities	Non-A.I. Liabilities	Total
LIABILITIES:			
Payable to customers:			
Securities accounts, including free credit balances of $140,011	$140,011		$140,011
Accrued expenses and other liabilities	6,245		6,245
TOTAL LIABILITIES	$146,256		146,256
STOCKHOLDER'S EQUITY:			
Common stock, par value $10 a share authorized, issued and outstanding, 1,000 shares			10,000
Additional paid-in capital			276,000
Retained earnings			32,363
TOTAL STOCKHOLDER'S EQUITY			318,363
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY			$464,619

BLOCK-KELLY COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions on securities:	
On listed stocks traded 3rd market	$131,134
Other securities	106,278
Interest on investments	6,513
	243,925
EXPENSES:	
Clerical and administrative employees' expenses	19,945
Salaries and other employment costs of voting stockholder officers	12,000
Commissions and clearance paid to all other brokers	16,142
Communications	7,289
Occupancy and equipment costs	22,153
Regulatory fees and expenses	9,940
Other	17,165
	104,634
NET INCOME	$139,291

The accompany notes are an integral part of this statement.

BLOCK-KELLY COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2004	$10,000	$276,000	$32,122	$318,122
Net income			139,291	139,291
Dividends at $139.05 per share			(139,050)	(139,050)
BALANCE, December 31, 2005	$10,000	$276,000	$32,363	$318,363

The accompany notes are an integral part of this statement.

BLOCK-KELLY COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$139,291
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in receivables from brokers or dealers	(102,207)
Increase in payable to customers	104,635
Other changes	(5,341)
Net Cash Provided by Operating Activities	136,378
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of dividends	(139,050)
NET (DECREASE) IN CASH	(2,672)
CASH AT BEGINNING OF YEAR	60,767
CASH AT END OF YEAR	$58,095

The accompany notes are an integral part of this statement.

BLOCK-KELLY COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

1. Organization and Nature of Business:

The Company is a securities broker-dealer registered with the Securities and Exchange Commission(SEC) and is a member of the National Association of Securities Dealers(NASD). It is organized as a corporation under the laws of the State of Georgia.

2. Significant Accounting Policies:

a. Securities Transactions. Customers' securities transactions and related commission income and expense are recorded on the trade date.

b. Income Taxes. The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. A corporation making this election is generally not subject to taxation upon its income, such ordinarily being the responsibility of the corporation's shareholder. Accordingly, no provision for income taxes has been made in these financial statements.

3. Cash Segregated Under Federal and Other Regulations:

Cash of $21,838 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Concentration of Credit Risk:

At December 31, 2005, the Company had cash balances of $308,095 at one financial institution which was in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation.

5. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and net capital requirements of approximately $313,733 and $250,000 respectively. The Company's net capital ratio was .47 to 1. The net capital rules may effectively restrict the payment of cash dividends.

BLOCK-KELLY COMPANY

NOTES TO FINANCIAL STATEMENTS
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

6. Commitments and Related Party Transactions:

The Company leases its office facilities from the sole stockholder. Expenses include rents of $18,000. Minimum annual future rental is $9,000.

SUPPLEMENTARY DATA

SEE ACCOUNTANT'S REPORT

BLOCK-KELLY COMPANY

SCHEDULE OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Total Stockholder's Equity from Statement of Financial Condition	$318,363
Deduction - total non-allowable assets from Statement of Financial Condition	1,500
NET CAPITAL, before haircuts	316,863
Haircuts on securities:	
Trading and investment securities:	
U.S. and Canadian government obligations	3,130
NET CAPITAL, December 31, 2005	$313,733
NET CAPITAL, December 31, 2005 as shown by Form X-17A-5 (Unaudited) for the period ended December 31, 2005, submitted by Block-Kelly Company	$313,733

BLOCK-KELLY COMPANY

SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2005

CREDIT BALANCES:	
Free credit balances and other credit balances on cutomers' security accounts	$33,404
TOTAL CREDITS	33,404
DEBIT BALANCES:	
OTHER - omnibus accounts	33,404
TOTAL 15c3-3 DEBITS	33,404
RESERVE COMPUTATION:	
Excess of total credits over total debits	$0
105% of total credits over total debits	$0
Amount held in Reserve Bank Account	$21,838
RESERVE REQUIREMENT, December 31, 2005, as shown by Form X-17A-5 (unaudited) for the period ended December 31, 2005, submitted by Block-Kelly Company	$0

BLOCK-KELLY COMPANY

SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2005

MARKET VALUATION:

Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of the report dated (for which instructions to reduce to possession or control had been issued as of the report date) but which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None